UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AFH Holding II, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00107B 107

(CUSIP Number)

Amir F. Heshmatpour
AFH Holding and Advisory LLC
9595 Wilshire Blvd., Suite 700
Beverly Hills, CA  90212
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 00107B 107	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON AFH Holding and Advisory, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 800,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 800,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10% (1)
14	TYPE OF REPORTING PERSON* OO

(1)  Based on 8,000,000 shares of common stock outstanding as reported in the issuer’s Schedule 14F-1 filed with the Securities and Exchange Commission on May 13, 2010.

CUSIP No. 00107B 107	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Amir F. Heshmatpour
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 800,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 800,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10% (1)
14	TYPE OF REPORTING PERSON* IN

(1)  Based on 8,000,000 shares of common stock outstanding as reported in the issuer’s Schedule 14F-1 filed with the Securities and Exchange Commission on May 13, 2010.

CUSIP No. 00107B 107	13D	Page 4 of 8 Pages

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $.001 per share (“Common Stock”), of AFH Holding II, Inc., a Delaware corporation (the “Company”).  The address of the Company's principal executive office is 9595 Wilshire Blvd., Suite 700, Beverly Hills, CA 90212.

Item 2.	Identity and Background.

(a)                  This Schedule 13D is filed by AFH Holding and Advisory, LLC. (“Advisory”) and Mr. Amir F. Heshmatpour (“Mr. Heshmatpour”) (collectively the “Reporting Persons”).

(b)                  The business address and principal office of the Reporting Persons is 9595 Wilshire Blvd., Suite 700, Beverly Hills, CA 90212.

(c)           Advisory is a stockholder of the Company.  Advisory provides business advisory services.  Mr. Heshmatpour is the sole member of Advisory and is the former sole director and former President and Secretary of the Company.  Mr. Heshmatpour’s principal business occupation for the last five years has been as a private investor in public and private equities.

(d)                  During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)                  During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)             Advisory is a company incorporated under the laws of the State of Nevada.  Mr.Heshmatpour is a citizen of the United States.

Item 3.	Source and Amount of Funds and Other Consideration.

  On November 13, 2007, Advisory acquired 1,500,000 shares of Common Stock at a purchase price of $0.0083 per share, using Advisory’s working capital. On May 12, 2010, the Company entered into a Share Exchange Agreement (the “Exchange Agreement”) with (i) the Advisory, who owned shares constituting 100% of the issued and outstanding ordinary shares of the Company and (ii) First Blush, Inc., Rose Hill Gardens LLC, Sandra Missakian, William A. Gustafson and Prescott Interests Ltd (collectively, the “First Blush Stockholders”).   Pursuant to the terms of the Exchange Agreement, (i) the First Blush Stockholders transferred to the Company all of the shares of First Blush, Inc. in exchange for the issuance of 7,125,000 shares of Common Stock (such transaction, the “Share Exchange”) and (ii) Advisory cancelled all but 800,000 shares of the Company.  As a result of the Share Exchange, First Blush, Inc. became a wholly owned subsidiary of the Company.

 The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2010 and is incorporated herein by reference.

CUSIP No. 00107B 107	13D	Page 5of 8 Pages

Item 4.	Purpose of Transaction.

The purpose of the Share Exchange was for the Company to obtain 100% ownership of First Blush, Inc. and for the First Blush Stockholders to obtain an approximately 90% interest in the Company.

As of the date of this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Company.

(a)           The Reporting Persons beneficially own an aggregate of 800,000 shares of Common Stock, representing approximately 10.0% of the total issued and outstanding shares of Common Stock.  Although Mr. Heshmatpour directly own none of the Common Stock, he may be deemed to be the beneficial owner of the shares of Common Stock held by Advisors pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

(b)                  Mr. Heshmatpour has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of 800,000 shares of Common Stock held by Advisory.

(c)           Other than the acquisition of the shares of Common Stock as reported in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d)                  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by the Reporting Persons.

(e)           Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

CUSIP No. 00107B 107	13D	Page 6of 8 Pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.:	Title:

2.1	Share Exchange Agreement dated May 12, 2010 (1)

99.1	Joint filing agreement
_________________

(1) Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2010.

CUSIP No. 00107B 107	13D	Page 7of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  May 17, 2010

AFH HOLDING and ADVISORY, LLC

By:	/s/ Amir F. Heshmatpour
Name:	Amir F. Heshmatpour
Title:	Managing Member

By:	/s/ Amir F. Heshmatpour
Name:	Amir F. Heshmatpour